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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              --------------------

                               ACADIA REALTY TRUST
                       (Name of Subject Company (Issuer))

                          ACADIA REALTY TRUST (OFFEROR)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

        Common Shares of Beneficial Interest, $0.001 par value per share

       (including common units of limited partnership interests in Acadia Realty
            Limited Partnership convertible into Acadia Realty
                   Trust Common Shares of Beneficial Interest)
                         (Title of Class of Securities)

                                    004239109
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                   Jon Grisham
                                 Vice President
                               Acadia Realty Trust
                            20 Soundview Marketplace
                            Port Washington, NY 11050
                                 (516) 767-8830
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                             -----------------------

                                 With a copy to:

                             Mark Schonberger, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 318-6000

                             -----------------------

             Transaction valuation*            Amount of Filing Fee**
                  $34,999,997                        $6,999.99

* Estimated solely for the purpose of determining the filing fee. This amount assumes the purchase of 5,384,615 common shares, $.001 par value per share, at the maximum tender offer price of $6.50 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

**   6,219.99 Previously paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  Form or Registration No.
                       --------------                            ---------------
Filing Party:                            Date Filed:
             ------------------------               ----------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  issuer tender offer subject to Rule 13e-4.
|_|  third-party tender offer subject to Rule 14d-1.

|_|  amendment to Schedule 13D under Rule 13d-2.
|_|  going-private transaction subject to Rule 13e-3.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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Introduction

        This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company"), to purchase up to 4,784,615 of its Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares), par value $.001 per share ("Shares"). Acadia is offering to purchase these Shares at a price not greater than $6.50 nor less than $6.05 per Share, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2001 ("Offer to Purchase"), and related Letter of Transmittal, which, as amended or restated from time to time, together constitute the "Offer."

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as
Exhibit 99.a(1)(i) and Exhibit 99.a(1)(ii), respectively, is incorporated in this Amendment No. 3 to Schedule TO by reference.

Item 1. Summary Term Sheet.

1. The answer to the question "How many Shares will Acadia purchase?" in the "Summary" section of the Offer to Purchase is hereby amended and restated to replace the number "4,784,615" with the number "5,384,615."

2. The twelfth question and related answer in the "Summary" section of the Offer to Purchase are hereby amended and restated to read as follows:

               Has any executive officer or trustee indicated an intention to tender Shares in the Offer?

               Yes. Ross Dworman, the Chairman of our Board of Trustees and former Chief Executive Officer, has indicated an intention to tender 600,000 Shares at a price determined by the modified Dutch auction. See Section 9.

Item 4. Terms of the Transaction.

1. The front cover page, the "Introduction" section, Section 1, Section 5 and Section 6 of the Offer to Purchase are hereby amended to replace, wherever they appear, the number "4,784,615" with the number "5,384,615."

2. The language from the second sentence of the fifth paragraph until the end of the fifth paragraph in the "Introduction" section of the Offer to Purchase is hereby amended and restated to read as follows:

               The 5,384,615 Shares that we are offering to purchase represent approximately 18.8% of the Shares outstanding (or 15.9% if all of the Units were converted to Shares outstanding) as of December 20, 2001.

3. The second sentence of the first paragraph in Section 9 of the Offer to Purchase is hereby amended and restated to read as follows:

               With the exception of Ross Dworman, who has indicated an intention to tender 600,000 Shares at a price determined by the modified Dutch auction, no executive officers or trustees have indicated an intention to tender Shares in the Offer and no Shares are to be purchased from any executive officer or trustee in the Offer.

4. Item 4 of the Schedule TO is hereby amended by inserting the following language:

               The Expiration Date of the Offer has been extended from 11:59 P.M., New York City time, on Tuesday, January 22, 2002, until 11:59 P.M., New York City time, on Friday, February 1, 2002. Accordingly, the Offer will expire at 11:59 P.M., New York City time, on Friday, February 1, 2002, unless Acadia extends the Offer further.

Item 8. Interest in Securities of the Subject Company.

1. Section 9 of the Offer to Purchase is hereby amended by inserting the following language immediately after the second sentence of the first paragraph:

               Neither we nor, to the best of our knowledge, any of our affiliates, trustees or executive officers, or any of the executive officers or trustees of our affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to the Shares (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

2. Section 9 of the Offer to Purchase is hereby amended by deleting the subsection captioned "Arrangement with Mr. Dworman with Respect to the Shares" in its entirety.

Item 10. Financial Statements.

1. The first sentence of the subsection captioned "Summary Unaudited Pro Forma Financial Information" in Section 12 of the Offer to Purchase is hereby amended by deleting the words "and the agreement with Mr. Dworman."

Item 11. Additional Information.

1. The fourth sentence of the second paragraph in Section 10 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

               Since announcing our disposition plan, we have sold six non-core assets: a major mixed office/retail property in Florida, two large residential complexes in Maryland, one retail property in South Carolina and two retail properties in Pennsylvania.

2. The third paragraph in Section 10 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

               We are in various stages of the disposition process with respect to the remaining 22 non-core assets, including a 17 property portfolio currently under contract for sale which secures a cross-collateralized loan.

3. The first sentence of the fourth paragraph in Section 10 of the Offer to Purchase is hereby deleted in its entirety.

4. The second and third sentences of the fourth paragraph in Section 10 of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

               The sale of one of the residential complexes has generated considerable taxable gain, which will be partially offset by a taxable loss on the sale of one of the retail properties in Pennsylvania. We currently believe that we will be required under the tax laws to make a distribution in excess of our historical distribution of between $0.20 to $0.35 per Share.


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


5. The first and second sentences of the fifth paragraph in Section 10 of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

               The executed contract to sell our 17 property portfolio is conditioned upon the buyer obtaining our lender's consent to the assumption of the existing loan secured by the properties.

6. Section 10 of the Offer to Purchase is hereby amended by deleting the last bullet-point of the subsection captioned "Benefits of the Offer," and by deleting the words "and our agreement to purchase Shares from Mr. Dworman" in the first sentence and replacing the words "and the Dworman share purchase" with the word "is"in the last sentence of the first bullet-point of the subsection captioned "Risks of the Offer."

7. Item 11 of the Schedule TO is hereby amended by inserting the following language:

               On January 18, 2002, Acadia issued a press release announcing the extension of the tender offer, the increase by 600,000 in the number of Shares it is offering to purchase in the tender offer, the termination of the Stock Purchase Agreement with Ross Dworman and Ross Dworman's intention to tender 600,000 Shares in the Offer at the price determined by the modified Dutch auction. The press release is filed as Exhibit 99.a(5)(ii) to this Amendment No. 3 to Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        The Stock Purchase Agreement, dated December 14, 2001 between Acadia and Ross Dworman, filed as Exhibit 99.d, has been terminated.

        Item 12 of the Schedule TO is hereby amended by adding Exhibits 99.a(5)(ii) and 99.d(2) filed herewith.

        Exhibit
        Number          Description
        ------          -----------

        99.a(5)(ii)     Press Release issued by the Company on January 18, 2002.

        99.d(2) Stock Purchase Agreement Termination, dated January 18, 2002, by the Company and Ross Dworman.


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


                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Kenneth F. Bernstein
                                                   -----------------------------
                                                    Kenneth F. Bernstein
                                                    Chief Executive Officer and
                                                    President
Date: January 18, 2002


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





                                  EXHIBIT INDEX

       Exhibit
       Number           Description
       ------           -----------

       99.a(1)(i)       Offer to Purchase, dated December 20, 2001.*
       99.a(1)(ii)      Letter of Transmittal.*
       99.a(1)(iii)     Notice of Guaranteed Delivery.*
       99.a(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.*
       99.a(1)(v)       Letter to Clients for use by Brokers, Dealers,
                           Commercial Banks, Trust Companies and Other
                           Nominees.*
       99.a(1)(vi)      Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9.*
       99.a(1)(vii)     Letter to Acadia Shareholders from Kenneth F. Bernstein,
                           President and Chief Executive Officer, dated December 20, 2001.*

       99.a(1)(viii)    Conditional Letter of Conversion.*

       99.a(5)(i)       Press Release issued by the Company on December 20,
                           2001.*
       99.a(5)(ii)      Press Release issued by the Company on January 18,
                           2002.**

       99.b(i)          Term Loan Agreement dated as of December 28, 2001, among
                           Fleet National Bank and RD Branch Associates, L.P., et al.*
       99.b(ii)         Term Loan Agreement dated as of December 21, 2001, among
                           RD Woonsocket Associates Limited Partnership, et al. and The Dime Savings Bank of New York, FSB.*

       99.d(2)          Stock Purchase Agreement Termination, dated January 18,
                           2002, by the Company and Ross Dworman.**

       (g)              Not applicable.

       (h)              Not applicable.

        --------------------
        *   Previously filed.
        **  Filed herewith.


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